February 14, 2014

VIA EDGAR AND HAND DELIVERY

Barbara Jacobs, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Rubicon Project, Inc.
Draft Registration Statement on Form S-1
Submitted January 16, 2014
Registration Statement on Form S-1
Filed February 4, 2014
File No. 333-193739

Dear Ms. Jacobs:

On behalf of The Rubicon Project, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter, dated February 12, 2104 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), confidentially submitted on January 16, 2014 and filed on February 4, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission via EDGAR.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Answer:	We advise the Staff that we have not provided any potential investors with any written communications in reliance on Section 5(d) of the Securities Act, or authorized anyone to provide any such written communications on our behalf. We also respectfully advise the Staff that we are not aware of any research reports about us that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Answer:	We acknowledge the Staff’s comment and will advise the Staff as supplemental disclosure promptly after such information is available. We recognize that the effect of the price range on disclosure throughout the document may cause the Staff to raise issues on areas not previously commented on.

3.	Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

Answer:	We intend to provide the Staff with copies of the artwork we intend to use in the prospectus in the Company’s next amendment to the Registration Statement.

4.	With respect to all third-party statements in your prospectus, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. Finally, ensure that you disclose the date of all reports in the prospectus, including but not limited to NextMark on page 3, as you do for some of them.

Answer:	We are supplementally providing the Staff with the industry research reports we cite, each of which is marked to highlight the applicable portion of the section containing the statistic and cross reference to the appropriate location in our prospectus. None of these reports were prepared for us or in connection with the offering. We have revised the disclosure on page 51 of the prospectus to include the date of the NextMark report in response to the Staff’s comment.

5.	Please move the disclaimers and explanations that appear on page i to a place after your risk factors section. Please refer to Rule 421(d) of Regulation C for further guidance.

Answer:	In response to the Staff’s comment, we have moved the last two paragraphs on page i to page 51 of the prospectus. We have left the prospectus delivery legend on page i, as provided by Item 2 of Form S-1. We respectfully note that since the vast majority of prospectuses include the other two legends in this location, we believe it would be confusing to investors to place them in another location.

Prospectus Summary

Overview, page 1

6.	Disclose that managed revenue does not represent the amount of revenue earned by you. This comment also applies to your disclosures of metrics on page 12.

Answer:	We have revised the disclosure on pages 2, 13, 60, 64 and 92 of the prospectus in response to the Staff’s comment.

7.	Please provide support for the assertion that you are “a global technology leader” and that you reach “over 550 million Internet users globally.” Explain if your leadership is based on objective criteria such as market share.

Answer:	As disclosed on page 51 of the prospectus, our assertion that we reach over 550 million Internet users globally is based upon information from Quantcast, a digital advertising company specializing in audience measurement and real time advertising. We have included this data in the supplemental materials provided in response to comment number 4.

We believe that our leadership position is evidenced by the objective data obtained from third party sources that (i) we reach 96% of Internet users in the United States, according to comScore (September 2013), which was the largest reach of any company as reported by comScore, and (ii) we reach over 550 million Internet users globally, according to data from Quantcast. The Company has been regularly recognized for its leadership in technology, as demonstrated by numerous industry awards, including Media Technology Product of the Year at the British Media Awards and the 2011 Best Monetization Technology for Publishers award from Digiday.

8.	Revise the prospectus summary to disclose that your directors, executive officers and principal shareholders will continue to have substantial control over the company after the offering. Include the amount that the directors, executive officer and principal shareholders will own after the offering.

Answer:	We have revised the disclosure on page 8 of the prospectus in response to the Staff’s comment.

Risk Factors

If we fail to detect fraud or other actions that impact advertisement performance…, page 33

9.	You disclose that you have discontinued relationships with a number of sellers as a result of your screening and detection efforts in 2013 resulting in a decline in paid impressions. Please tell us, with a view toward disclosure, the nature of the activities detected, the number of sellers involved, the extent of the decline in paid impressions and the impact on the company’s financial condition.

Answer:	We have revised the disclosure on page 34 of the prospectus in response to the Staff’s comment.

We have identified certain material weaknesses in our internal control over financial reporting…, page 39

10.	Please revise to discuss any material costs that you have incurred or expect to incur to remediate the material weaknesses in your internal control over financial reporting. Also disclose the timetable for the steps that you are taking to remediate these weaknesses.

Answer:	We have revised the disclosure on page 41 of the prospectus in response to the Staff’s comment.

Market and Industry Data, page 51

11.	We note your statement that some of the information in the prospectus is based on industry publications by third parties that is reliable but you have not “independently verified the information attributed to these sources and cannot guarantee its accuracy and completeness.” Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information you have chosen to include. Please revise.

Answer:	We have revised the disclosure on page 51 of the prospectus in response to the Staff’s comment.

Use of Proceeds, page 52

12.	To the extent known, please provide more detail regarding the “general corporate purposes, including working capital” for which the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for your other purposes. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Answer:	The Company has revised its disclosure on page 52 of the prospectus to provide some additional detail regarding potential uses of the net proceeds in response to the Staff’s comment. The Company advises the Staff that, at present, it has no other specific plans with respect to the anticipated use of the net proceeds in this offering beyond what has been previously disclosed in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 62

13.	Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company’s financial condition and operating results. In this regard, please discuss any known trends, demands, commitments, events and uncertainties that pose a risk or threat to the company. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the impact of trends related to the lower value display advertising compared to the higher value inventory including video and mobile. In this regard, we note that historically, display advertising has been the largest portion of the company’s business transacted through its solutions. As a further example, consider discussing the trends relating to real time bidding, which you note is the “fastest growing area” of your business on page 103. Finally, consider discussing your plans for international expansion which you reference in several risk factors and any uncertainties related to those plans.

Answer:	The Company has revised the disclosure on pages 63 of the prospectus in response to the Staff’s comment.

Key Operational and Financial Measures, page 63

14.	We note from your disclosures on page 103 that average spending per buyer on your platform has grown from $491,000 in 2010 to an estimated $1.2 million in 2013. We further note from your disclosures on page 104 that you have over 500 sellers on your platform and RTB inventory volume monetized per seller has grown from approximately $46,000 in 2010 to an estimated $444,000 in 2013. Please revise your disclosures to discuss the number sellers and buyers and the average revenue per buyer and seller for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

Answer:	In response to comment number 17, we have included paid impression and average CPM data for each period on pages 12, 59 and 64 of the prospectus and we have revised the disclosure on pages 68, 69 and 71 of the prospectus to include quantitative and qualitative analysis of the impact of paid impressions and average CPM on our revenue, which we believe provides more meaningful metrics with respect to our revenue growth. We do not believe that presenting the number of buyers and sellers, or average revenue per seller, for each period presented contributes meaningfully to the understanding of our business because our revenue growth is not directly dependent upon the number of buyers or sellers on our platform, but instead on the amount of advertising spending transacted on our platform and average CPM. We also respectfully note to the Staff that the chart on page 104 of the prospectus presents average managed revenue per buyer for each of the years ended 2011, 2012 and 2013 (estimated). As noted in our response to comment 18, the Company does not expect significant fluctuations in the overall number of buyers on its platform, and it has revised the disclosure on page 104 of the prospectus accordingly.

15.	We note from your disclosures on page 28 that you invoice and collect from the buyer the full purchase price for impressions they have purchased, retain your fees, and remit the balance to the sellers. Please revise your disclosures to discuss average fee or percentage you retain per impression for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your company. We refer to your Section III.B of SEC Interpretive Release No. 33-8350.

Answer:	We have revised the disclosure on pages 12, 13, 59, 60, 64 and 65 of the prospectus to include our “take rate” for each period presented, along with a description of our “take rate,” in response to the Staff’s comment.

Results of Operations, page 67

16.	We note that your revenue increased during the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 due to an increase in the amount of advertising spending on your platform, which was primarily attributable to an increase in pricing associated with better targeting and other capabilities of your solution and, to a lesser extent, to an increase in the value of advertising inventory available from sellers. Please revise your disclosures to quantify each source that contributed to a material change. We refer you to III.D of SEC Release No. 33-6835.

Answer:	In response to comment number 17, we have we have included paid impression and average CPM data for each period on pages 12, 59 and 64 of the prospectus and revised the disclosure on pages 68, 69 and 71 of the prospectus to include quantitative and qualitative analysis of the impact of paid impressions and average CPM on our revenue, which we believe provides the required quantification of each source that contributed to a material change. The Company respectfully advises the Staff that it is not possible to quantify with precision the amount of the increase of revenue was attributable to increased spending versus an increase in the value of advertising inventory from sellers.

17.	Please revise your disclosures to provide a quantitative and qualitative analysis of how your revenues are impacted each period by the total number of advertising impressions delivered and the average cost per thousand impressions or CPMs. This appears to be important and material information necessary to understanding your business and results of operations. We refer you to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Interpretive Release 33-6835.

Answer:	The Company has revised the disclosure on pages 68, 69 and 71 of the prospectus in response to the Staff’s comment.

18.	We note from your disclosures on page 104 that you have averaged approximately 98% monthly seller retention rate since the beginning of 2012. Please revise your disclosures to provide qualitative and quantitative information that explains the increase in revenues each period attributable existing and new buyers and sellers for each period presented or explain to us you why do not believe these metrics contribute meaningfully to understanding and evaluating your results of operations. We refer to your Section III.D of SEC Release No. 33-6835.

Answer:	In response to comment number 17, we have we have included paid impression and average CPM data for each period on pages 12, 59 and 64 of the prospectus and revised the disclosure on pages 68, 69 and 71 of the prospectus to include quantitative and qualitative analysis of the impact of paid impressions and average CPM on our revenue, which we believe provides investors the information necessary for a meaningful understanding of our results of operations. The Company advises the Staff that the Company considered disclosing revenue attributable to new buyers and sellers compared to revenue attributable to existing buyers and sellers but concluded that including this information in the Registration Statement would not meaningfully enhance a reader’s understanding of the Company’s business or operating results, and could be misleading. With respect to sellers, while the Company believes that its overall seller retention rate is useful information to investors, the amount of revenue attributable to any particular seller, whether new or existing, varies from period to period based on a variety of factors that are not related to the seller’s adoption of our platform, such as the volume of traffic on a seller’s site in a specific period. With respect to buyers, due to the nature of the Company’s buyers, the Company does not expect the aggregate number of buyers to increase or decrease significantly over time. We have revised the disclosure on page 104 of the prospectus to disclose that, while the Company does not expect significant increases or decreases in the number of buyers, it expects average spending per buyer to increase over time.

Liquidity and Capital Resources, page 75

19.	Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding at each balance sheet date and the impact it has on your cash flows. We refer you to Section IV.B of SEC Interpretive Release 33-8350.

Answer:	The Company has revised the disclosure on page 78 of the prospectus in response to the Staff’s comment. Additionally, the Company believes that the first paragraph of its disclosure of cash flows provided by operating activities provides the information necessary to understand its operating cash flows.

20.	We note that you believe your existing cash and cash flow from operations, together with the proceeds from this offering and the undrawn balance under your credit facility with Silicon Valley Bank will be sufficient to meet your working capital requirements for at least the next 12 months. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance.

Answer:	We have revised the disclosure on page 77 of the prospectus in response to the Staff’s comment.

21.	We note that the company was not in compliance with “certain administrative covenants” at December 31, 2011 and 2012 under the credit facility with Silicon Valley Bank. Please specify the covenants with which you were not in compliance and explain what you mean by an administrative covenant. Further, disclose the minimum fixed charge coverage ratio test that you would be required to satisfy in the event that you draw less than 20% of the maximum line amount of the credit facilities. Disclose your fixed charge coverage ratio for the most recent period given you would not be able to satisfy this test currently.

Answer:	The Company notes that the terms of its credit facility require it to satisfy a minimum fixed charge coverage ratio only in the event that we have less than 20% available under its maximum line of credit, not when we have drawn less than 20% of the maximum line of credit (i.e., when we have drawn more than 80% of our available line of credit). We have revised the disclosure on page 77 of the prospectus in response to the Staff’s comment to disclose the administrative covenant and the minimum fixed charge coverage ratio in the event we have less than 20% available under the maximum line of credit.

Business

22.	We note your disclosure on page 31 that your platform operates on our data processing equipment that is housed in third-party commercial data centers that you do not control. Please tell us what consideration you have given to including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement.

Answer:	The Company believes that data center services and facilities have become commoditized, that comparable facilities are readily available at comparable prices, and that the Company could move to new data center facilities without significant disruption to its business. The Company enters into its data center contracts in the ordinary course of business, and does not believe that terms of such contracts are material to investors and therefore does not believe that it is required or necessary to file these contracts as exhibits to the Registration Statement.

Our Intellectual Property, page 108

23.	Please revise to provide a brief description of three patents that you own and the duration and effect of that patent on your business. See Item 101(c)(1)(iv) of Regulation S-K.

Answer:	We have revised the disclosure on page 109 of the prospectus in response to the Staff’s comment.

Principal and Selling Stockholders, page 127

24.	Please note that when you disclose the identities of the selling shareholders in the filing, with respect to the shares to be offered for resale by legal entities, the individual or individuals who exercise the voting and dispositive powers should be disclosed. For guidance, see Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

Answer:	The Company acknowledges the Staff’s comment and will disclose such required information with respect to any selling shareholders in the offering in a subsequent amendment to the Registration Statement.

Certain Relationships and Related Transactions, page 129

25.	Please tell us what consideration you have given to disclosing the material terms of the voting agreement between the company and several of your stockholders, including the identity of the directors who currently serve on the board pursuant to the voting provisions of the agreement. Please also tell us what consideration you have given to filing this agreement pursuant to Item 601(b)(10) of Regulation S-K.

Answer:	The Company considered whether to describe the voting agreement in more detail. Because the voting agreement will terminate in accordance with its terms upon consummation of the offering, the Company does not believe that the voting agreement is material to potential investors and believes that the description of an agreement that will not be in effect after the offering may confuse investors.

Amended and Restated Investors’ Rights Agreement, page 129

26.	Please identify the “certain holders” of your preferred stock, including entities affiliated with certain of your directors, who are parties to the investors’ rights agreement.

Answer:	We have revised the disclosure on page 130 of the prospectus in response to the Staff’s comment.

Description of Capital Stock, page 131

27.	We note that the conversion of your shares of Class A common stock (including shares of Class A common stock issued upon conversion of your convertible preferred stock and Class B common stock) into shares of a single class of common stock will occur upon the “consummation of the offering.” Please tell us, with a view toward disclosure, the timing of the conversion and the mechanics of how you plan to effectuate the conversion if it is not automatic.

Answer:	The conversion of the Class A and Class B common stock into a single class of common stock will be effective upon filing of our Amended and Restated Certificate of Incorporation in the form that will be filed as Exhibit 3.1, which will be approved by the requisite voted our stockholders prior to its filing. We intend to file the Amended and Restated Certificate of Incorporation immediately prior to consummation of the offering. We have revised the disclosure on page 132 of the prospectus in response to the Staff’s comment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

Revenue Recognition, page F-10

28.	We note that you report revenue on a net basis because you have determined that you are not the principal in the purchase and sale of advertising inventory. Please describe the significant terms of your revenue arrangements and the extent of your involvement in a transaction between buyer and seller. Further, provide an analysis that supports your presentation taking into consideration all of the factors outlined in ASC 605-45-45.

Answer:	We respectfully advise the Staff that the Company precleared its revenue recognition policy with the Office of the Chief Accountant prior to initially submitting the Registration Statement.

29.	Please clarify how you determine your fees charged to buyers and sellers. Explain how you determine fees retained from or charged to sellers who use your solution. Confirm that for all transactions, except where the seller maintains the primary relationship with buyer, you have an agreement with both the buyer and seller. Disclose whether the fee is only earned when an impression is delivered. In addition, clarify whether you earn a fee from licensing your software or from providing implementation services.

Answer:	As disclosed in more detail in the correspondence regarding the preclearance of our revenue recognition policy, the fees charged to buyers and sellers are dictated by our contractual arrangements with each buyer and seller. As described on page F-10 of the prospectus, we maintain a contractual arrangement with all buyers and sellers, either in the form of a master agreement or in the form of insertion orders. Our fees are earned when an impression is delivered. Any fees from licensing our software or providing implementation services are immaterial. We have revised the disclosure on page F-10 of the prospectus in response to the Staff’s comment.

30.	We note from your disclosures on page 63 that in some cases you generate revenue directly from sellers who maintain the primary relationship with buyers and utilize your solution to transact and optimize their activities. Please clarify how you recognize revenues for such arrangements and whether the timing of revenue recognition is different than where you do have the primary relationship with the buyer. Indicate whether the fee earned is less in these cases.

Answer:	As disclosed in more detail in the correspondence regarding the preclearance of our revenue recognition policy, the fees charged to buyers and sellers are dictated by our contractual arrangements with each buyer and seller. We advise the Staff that for all transactions on our platform, whether we or the seller maintains the primary relationship with the buyer, we recognize revenue on a net basis. The timing of revenue recognition, which occurs when an impression is delivered, is the same for all transactions. We have revised the disclosure on page F-10 of the prospectus in response to the Staff’s comment.

Exhibits

31.	Please tell us what consideration you have given to filing the engagement letter with an investment bank that you discuss on page F-40 pursuant to Item 601(b)(10)(i) of Regulation S-K.

Answer:	We have considered whether the engagement letter discussed on page F-40 of the prospectus should be filed as an exhibit to the Registration Statement and have concluded that it is not material to the Company because it only creates obligations in the context of an acquisition, and those obligations are not material to the Company in the event of an acquisition. The Company therefore believes that the disclosure on page F-40 of the prospectus sufficiently provides the information material to investors.

Please do not hesitate to call me at (415) 393-8322 if you have any questions.

Sincerely,

Stewart L. McDowell

cc:	Todd Tappin, The Rubicon Project

Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.

Robert Irving, PricewaterhouseCoopers, LLP

Bradford Weirick, Gibson, Dunn & Crutcher LLP